UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Pre-Paid Legal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

740065 10 7

 (CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT  06830
(203) 661-1200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,900
	8	SHARED VOTING POWER 1,694,415
	9	SOLE DISPOSITIVE POWER 755,900
	10	SHARED DISPOSITIVE POWER 1,694,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000
	8	SHARED VOTING POWER 1,609,415
	9	SOLE DISPOSITIVE POWER 9,000
	10	SHARED DISPOSITIVE POWER 1,620,515
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,515
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON\ IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,544,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,544,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,544,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 488,434
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,014,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,014,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

Explanatory Note:

The following constitutes Amendment No. 10 ("Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners and Prescott Associates originally filed with the Securities Exchange Commission on March 20, 2002, as amended by Amendment No. 1 filed on November 12, 2002, Amendment No. 2 filed on October 21, 2004, Amendment No. 3 filed on February 3, 2005, Amendment No. 4 filed on July 11, 2008, Amendment No. 5 filed on December 12, 2008, Amendment No. 6 filed on March 3, 2010, Amendment No. 7 filed on June 25, 2010, Amendment No. 8 filed on November 1, 2010 and Amendment No. 9 filed on January 19, 2011 (as amended, the “Amended Schedule 13D").

The Amended Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, Messrs. Smith, Vassalluzzo and Fischer beneficially own 1,794,415, 1,620,515 and 1,544,415 shares of Common Stock, respectively, in their capacity as investment managers for Idoya Partners, Prescott Associates and other managed accounts (the "Managed Accounts").  The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (including Idoya Partners and Prescott Associates) for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly-owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith and (iv) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee.  In addition, Messrs. Smith and Vassalluzzo own 655,900 and 9,000 shares of Common Stock, respectively, for their own accounts (collectively, the "Personal Shares").  The 1,805,515 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.  Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

As previously reported, on January 18, 2011, Mr. Smith, Mr. Vassalluzzo, Idoya Partners and Prescott Associates entered into an Exclusivity Agreement (the “Exclusivity Agreement”) with Cerberus Capital Management, L.P. (“CCM”) relating to a potential acquisition (a “Transaction”) of Pre-Paid Legal Services, Inc. (the “Company”) by one or more affiliates of CCM.  Pursuant to the terms of the Exclusivity Agreement, Mr. Smith, Mr. Vassalluzzo, Idoya Partners and Prescott Associates agreed not to directly or indirectly (i) knowingly solicit or seek offers, inquiries or proposals for, or encourage, or induce any offer, inquiry or proposal to enter into, any transaction with any party other than CCM and its affiliates relating to a business combination or merger involving the Company, the issuance or sale of a substantial portion of the Company’s equity, a sale of all or substantially all of the Company’s assets, a sale of a material portion of the Company’s securities owned by the Reporting Persons, or a change in control of the Company or its business; (ii) conduct any discussion or negotiations with, or provide any confidential information about the Company to, any third party in connection with any such alternative transactions; or (iii) take, directly or indirectly, any actions with the purpose or effect of avoiding or circumventing any of the foregoing, in each case until the occurrence of one or more of the events specified in the Exclusivity Agreement.   On February 27, 2011, CCM terminated the Exclusivity Agreement.  A copy of the Exclusivity Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

On January 31, 2011, the Company announced that it had entered into a definitive merger agreement on January 30, 2011, with MidOcean PPL Holdings Corp. and PPL Acquisition Corp., both newly created entities formed by MidOcean Partners (“MidOcean”).  The Reporting Persons continue to evaluate their position in the Company and may in the future talk or hold discussions or otherwise participate with various parties, including, but not limited to, the company's management, its board of directors, MidOcean and other shareholders and third parties, including discussions relating to any one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  In addition, the Reporting Persons may engage in open market sales, including sales made pursuant to Rule 144, and consider other strategic transactions, which could involve a disposition of some or all of their shares.  Any actions taken by the Reporting Persons will be dependent upon market conditions, the evaluation of alternative investments and such other factors as may be considered relevant.  Based on such factors, the Reporting Persons may also purchase Common Stock from time to time on terms considered desirable by the Reporting Persons.

Item 5.     Interest in Securities of the Issuer

Items 5(a) and (b) of the Amended Schedule 13D are hereby amended and restated in their entirety as follows:

(a)           Based on the 9,764,194 shares of Common Stock reported as outstanding as of February 11, 2011 in the Company’s Form 10-K filed with the Securities and Exchange Commission on February 28, 2011, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith – 2,450,315 shares (25.1%); Mr. Vassalluzzo – 1,629,515 shares (16.7%); Mr. Fischer – 1,544,415 shares (15.8%); Idoya Partners – 488,434 shares (5.0%); and Prescott Associates – 1,014,675 shares (10.4%).

(b)           Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 755,900 and 9,000 shares of Common Stock, respectively.  Mr. Fischer has the sole power to vote or to direct the vote and to dispose or direct the disposition of no shares.  Idoya Partners and Prescott Associates share the power to vote or to direct the vote and to dispose or to direct the disposition of 488,434 and 1,014,675 shares of Common Stock, respectively.  Of the 1,805,515 shares of Common Stock owned by the Managed Accounts, Messrs. Smith, Vassalluzzo and Fischer share the power to vote or to direct the vote of 1,694,415, 1,609,415 and 1,544,415 shares of Common Stock, respectively and share the power to dispose or to direct the disposition of 1,694,415, 1,620,515 and 1,544,415 shares of Common Stock, respectively.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement relating to the joint filing of this statement on Schedule 13D/A dated March 1, 2011.

2.
Exclusivity Agreement, dated January 18, 2011, among Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, L.P. and Prescott Associates, L.P. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed by the Reporting Persons on January 19, 2011 (File No. 005-31480)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2011

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

 Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D/A, dated March 1, 2011, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  March 1, 2011

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner